Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 24, 2003

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Report on Form 6-K contains:

—	Press Release of March 19, 2003

Press Release	ALTANA AG
P.O. Box 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany
T+49 (0) 6172 1712-160
F+49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA closes 2002 with seventh consecutive record year

Operating profit up 27%, dividend up 25%

Bad Homburg, March 19, 2003 – ALTANA AG, Bad Homburg, has closed the fiscal year 2002 with another report of double-digit growth in sales and profit. “Against the background of a general slowdown in the global economy, we again distinguished ourselves from general developments and the trend in our industry. Bearing in mind our chain of seven consecutive record years with double-digit growth rates, we are very satisfied with our performance”, stated Nikolaus Schweickart, Chairman of the Management Board, at the press conference on 2002 annual results.

ALTANA’s consolidated sales rose by 13% to €2.6 billion in 2002 (2001: €2.3 billion). Adjusted for acquisitions and exchange rate effects, operating growth amounted to 16%. 81% of total sales are now generated outside Germany. Once again, the most important single market was the United States with €684 million, where growth hit 39%. ALTANA’s sales in Asia were up by 15% to €181 million. In Europe (excluding Germany), ALTANA grew by 10% to €834 million; sales in Germany were up by only 2% to €490 million due to the lack of any significant impetus for growth.

Consolidated profit (EBIT) up 27%

ALTANA’s operating profit (EBIT) leapt ahead by 27% to €538 million (2001: €424 million). Securities losses associated with weak stock markets and low interest rates were an adverse factor on financial items, and profit before taxes (EBT) increased less sharply by 17% to €526 million. Group profit climbed by 27% to €324 million (2001: €256 million) due to a lower tax rate (38% in 2002 as against 40% in 2001). Earnings per share totaled €2.37, which is also equivalent to an increase of 27% (2001: €1.83).

Measured in terms of EBIT, 2002 saw a further increase in the operating return, which now stands at 20.6% (2001: 18.4%). The return on sales before taxes (EBT) improved to 20.2% (2001: 19.4%). At the end of 2002, equity amounted to €1.25 billion (2001: €1.17 billion), which is equivalent to an equity ratio of 55.1% (2001: 55%). Cash flow from operating activities rose by 27% year-on-year to €442 million (2001: €348 million).

In 2002, as in the previous year, ALTANA again invested €225 million in non-current assets, of which 82%, or €185 million, in property, plant and equipment (2001: €171 million). This brought the investment ratio to almost 9%. Expenditure on Research and Development (R&D) was up at ALTANA Pharma by a significant 33%. The research ratio of 18% in the field of pharmaceuticals ranks amongst the highest in Europe.

2002 Milestones

In terms of ALTANA’s ongoing strategic development, 2002 was rich in milestones. The company has been listed on the New York Stock Exchange since May 2002 and has featured on the DAX-30 Index of the strongest German shares since September. Further progress has been made on establishing research and sales resources in the United States. ALTANA has concluded important alliances for certain products under development. ALTANA has put new production facilities into operation in South America and China, and offices have been opened in New York and Berlin. Support was lent to this strategy with a new Corporate Identity for the global ALTANA brand.

ALTANA Pharma: Record sales and the most profitable financial year ever

ALTANA Pharma AG, Constance, boosted sales with therapeutics, contrast media, in-vitro diagnostics and over-the-counter products (OTC) by 17% to around €1.9 billion (2001: €1.6 billion). International business rose by 3 percentage points and accounted for 79% of total sales at the end of 2002. In 2002, ALTANA’s biggest expansion in the pharmaceuticals business in 2002 came in the United States, where growth was up 55% to €547 million (2001: €352 million). The share of US business in total sales is now 29%. In Europe sales were up 8% to €932 million (2001: €860 million). At €390 million, sales in Germany were 3% higher than in the previous year (2001: €377 million).

At €464 million, profit before taxes (EBT) was 25% higher year-on-year (2001: €373 million). Measured in terms of EBIT, operating return continued to climb throughout 2002 and now stands at 25.3% (2001: 22.8%). The return on sales before taxes (EBT) climbed to 25% (2001: 23.4%).

ALTANA Pharma now generates around €1.6 billion (+23%), or 84%, of sales from its core therapeutics (prescription drugs) business. By far the most important and most successful product is the innovative proton pump inhibitor (PPI) Pantoprazole (e.g. Pantozol® / Protonix™), which is used to treat acid-induced gastrointestinal and esophageal diseases. Worldwide sales of Pantoprazole – all sales partners included – totaled around €2 billion over the 2002 financial year, which is equivalent to an increase of 51% (2001: €1.3 billion). Sales generated by ALTANA itself with this preparation amounted to around €1 billion over the past financial year. This is equivalent to growth of 42% (2001: €680 million). The market share of new PPI prescriptions in the USA at the end of February 2003 was 16.2%. In Europe too, business with Pantoprazole products continued to develop on a dynamic basis with growth of almost 30%.

In the imaging sector, sales were up 10% to €100 million (2001: €91 million), although the OTC business declined by 15% to €110 million due to the impact of currency effects, the market environment and portfolio adjustments (2001: €129 million). Substantial parts of the in-vitro diagnostics business were sold to our DiaSorin, our former partner, at the end of 2002.

“In 2002 we took important steps to set up our fully integrated U.S. organization: we established our research institute in Waltham/Boston, opened our new headquarters in Florham Park, and our own team of sales representatives started working. These are contributions of utmost importance for ALTANA Pharma’s further internationalization”, stated Dr. Hans-Joachim Lohrisch, a member of the Management Board of ALTANA AG and Chairman of the Management Board of ALTANA Pharma AG.

Potential blockbusters in the pipeline

The two product candidates furthest along the ALTANA Pharma research pipeline are the respiratory products Alvesco® (Ciclesonide) and Roflumilast. In May/June 2002, ALTANA Pharma applied for approval of Alvesco®, its inhaled corticosteroid for treating asthma, in Great Britain (as the EU reference), Australia, Canada and Switzerland. Other applications were filed later in the year. This product is expected to be launched in the first countries in late 2003/early 2004. Our partner, Aventis, plans to file approval application documents in the United States in the third quarter of 2003.

With regard to Roflumilast, a PDE (phosphodiesterase)-4-inhibitor used to treat asthma and chronic obstructive pulmonary diseases (COPD), an application for approval in Europe for both indications is expected to be filed towards the end of 2003. Cooperation contracts relative to the development and marketing of Roflumilast were signed in 2002 with Pharmacia (our partner around the world with the exception of Japan) and Tanabe Seiyaku for Japan. The timeframe for submitting approval documents in the USA is currently under discussion with Pharmacia.

In addition to ongoing development projects related to its blockbuster Pantoprazole, ALTANA Pharma has another very promising substance – Soraprazan, an acid pump antagonist (APA) – in the pipeline for treating gastrointestinal diseases. Soraprazan has currently reached phase II of the clinical research process. The first two phase IIa trials provided positive results on proof of concept and tolerability. The respiratory products pipeline also includes other PDE inhibitors.

ALTANA Chemie: Achieving growth despite the trend elsewhere

At ALTANA Chemie AG, Wesel, sales were up in 2002 by 4% to €748 million (2001: €717 million). 87% of sales were generated outside Germany. Although business in North America fell by 4% to €146 million (2001: €152 million) due to the market environment, ALTANA Chemie expanded sales in Asia by 14% to €141 million (2001: €124 million) and by 4% in Europe to €392 million (2001: €375 million).

Following on from the previous year’s decline, ALTANA Chemie increased profit before taxes (EBT) by 9% to €97 million in 2002 (2001: €89 million). Measured in terms of EBT, the return on sales rose from 12.4% to 13%. In terms of EBITDA, the figure was 19.3% (2001: 18.7%).

“Due to the consistent focus on specialized products, innovations and service, and the broad coverage of customers in various industries and regional markets, ALTANA Chemie turns out to be very robust with regard to economic or sectoral cycles”, stated Dr. Matthias Wolfgruber, member of the Management Board of ALTANA AG and Chairman of the Management Board of ALTANA Chemie AG.

At €304 million (2001:€283 million), ALTANA Chemie’s biggest business unit, “Additives & Instruments”, accounted for a good 40% of total sales. The additives business benefited from the vigorous economic recovery in south-east Asia and China during the first half of the year. A new production site went into operation in Tongling, China, in 2002. Other regional application-technical laboratory facilities are currently being set up in Brazil and China.

The Coatings & Sealants business grew by 2% to €221 million (2001: €218 million). As of January 1, 2003, the Varnish & Compounds and Wire Enamels units were integrated in the newly formed Electrical Insulation unit. In 2002, ALTANA Chemie expanded this area of business with impregnating resins, casting compounds and wire enamels by 3% to €223 million (2001: €216 million). In Asia, this business will receive additional impetus once a new production site in the south of China comes onstream.

Proposed 25% dividend increase

As in previous years, ALTANA shareholders again benefited by the good business results achieved in 2002. With regard to the year under review, the Management Board and the Supervisory Board will propose a dividend increase of 25% from €0.60 to €0.75 at the Annual General Meeting on May 6, 2003. The total dividend amount would then add up to €105 million. Nikolaus Schweickart: “In line with the tradition that it has become, we want to see our shareholders participate in our double-digit growth with a double-digit dividend increase for the seventh time in a row.”

Employees: ALTANA recruits over 700 new employees

At the end of 2002, ALTANA employed around 10,000 people worldwide, 8% more than in the previous year (2001: around 9,100). The Group’s increasing internationalization is reflected in the growth in the number of people employed outside Germany: up 7% to 5,375 employees, i.e. 55% of the total workforce. Around 1,000 of these work in the United States. At 4,478 jobs, the number of employees in Germany rose by as much as 10%. 7,504 people worked for ALTANA Pharma all over the world (+ 9%), and 2,299 (+ 4%) for ALTANA Chemie. This means ALTANA has created around 1,500 new jobs over the past two years.

Investment projects 2003

ALTANA Pharma will establish an ultra-modern Roflumilast tablet-producing factory in Cork, Ireland. This will involve investment of around €70 million and approximately 150 new jobs. At Oranienburg (near Berlin) ALTANA Pharma also plans to expand the existing tablet production facility by another production unit. The company is investing around €30 million in connection with this and there will be 50 new jobs.

Outlook 2003: Ambitious goals

Despite the lack of economic impetus, ALTANA still expects to see further positive growth over the 2003 fiscal year. Based on the solid figures achieved in 2002, the strong positions of the two operating divisions and dynamic growth so far, ALTANA again expects the group to achieve double-digit operating growth in sales and profits in local currencies. The decisive factor whether single- or double-digit nominal increases will be achieved depends upon the development of the Dollar-Euro exchange rate.

Key indicators 2002

	2002	2001*		Change
ALTANA Group	in € million	in € million		in %

Sales	2,609	2,308		+13
ALTANA Pharma	1,861	1,591		+17
ALTANA Chemie	748	717		+4
Germany	490	478		+2
Abroad	2,119	1,830		+16
Profit figures
Profit before interest and taxes (EBIT)	538	424[1]	)	+27
Profit before taxes (EBT)	526	448[1]	)	+17
Consolidated profit	324	256[1]	)	+27
Cash flow from business activities	442	348[1]	)	+27
Total assets	2,269	2,127		+7
Equity	1,250	1,170		+7
Capital expenditure on property, plant and equipment	185	171		+8
R&D expenses	369	285		+30
Key financial indicators	in %	in %
Return on sales before taxes (EBT)	20.2	19.4[1]	)
Return on sales before depreciation, interest and taxes (EBITDA)	25.3	23.3[1]	)
Number of employees
Group	9,853	9,122		+8
ALTANA Pharma	7,504	6,867		+9
ALTANA Chemie	2,299	2,217		+4
Figures per ALTANA share	in €	in €
Consolidated profit/net income	2.37	1.86[1]	)	+27
Dividend per share (€)	0.75[2] )	0.60		+25
Bonus dividend (€)	—	0.10		n.c.[3] )

1)	Without capital gain Lundbeck and donation to Herbert Quandt Foundation

2)	Management recommendation

3)	Not comparable

*In connection with ALTANA’s listing on the New York Stock Exchange in May 2002 and the accounting and disclosure rules imposed by the SEC (Securities and Exchange Commission), one point in the data relative to the consolidated accounts for 2001 has been changed. Please refer to the Annual Report for details.

This press release contains forward-looking statements, including forecasts of sales and profits for the ALTANA Group, forecasts relative to an increase in the dividend for 2002 and ALTANA’s expectations in respect of the achievement of certain milestones associated with the development of new pharmaceutical products such as Ciclesonide, Roflumilast and Soraprazan. These statements are based on beliefs of ALTANA’s management, assumptions made by ALTANA and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to differ materially from those that may be specifically expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and healthcare providers, the level of ALTANA’s investment in pharmaceuticals-related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of its pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date on which they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.de.

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
Tel.: + 49 (0) 6172 - 1712 160
Tel.: + 49 (0) 6172 - 1712 168
Fax: + 49 (0) 6172 - 1712 158

Investor Relations:
Tel: +49 (0) 6172 - 1712 163
Tel.: + 49 (0) 6172 - 1712 165
Fax: + 49 (0) 6172 - 1712 158

Investor Relations USA:
Tel: +1 212 974 98 00
Fax: +1 212 974 61 90

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: March 19, 2003	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel